Smart Digital Group Limited

June 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Kate Beukenkamp and Erin Jaskot

Re:	Smart Digital Group Limited Draft Registration Statement on Form F-1 Submitted April 10, 2024 CIK No. 0002014955

Dear Ms. Beukenkamp and Ms. Jaskot:

Smart Digital Group Limited (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 8, 2024, regarding its Draft Registration Statement on Form F-1 (“Draft Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Amendment No. 1 to the Draft Registration Statement on Form F-1 (“Amendment No. 1”) is filed to accompany this response letter.

Draft Registration Statement

Prospectus Cover Page, page i

1. Please revise to state that your structure involves unique risks to investors and disclose that you are not a Chinese operating company. Please also provide disclosure acknowledging that Chinese regulatory authorities could disallow your corporate structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No. 1 accordingly.

2. You state that neither the operations of the PRC subsidiaries, nor your listing, are “expected to be affected” and you are “not subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Security Administration Draft,” and that this is “as confirmed” by PRC Counsel, Allbright Law Offices (Xiamen). Please revise to ensure that the disclosure covers both you and your subsidiaries, as references to PRC subsidiaries, the listing, and “any such entity,” do not appear to cover you and your subsidiaries. Please also clearly state, if true, that the conclusions presented here are the opinion of AllBright Law Offices, as opposed to stating that the conclusions are “as confirmed,” or “as advised,” by counsel. Please make similar revisions elsewhere that you rely on an opinion of counsel in your disclosure. Finally, please clarify what you mean that operations and your listing are not “expected to be affected,” as this appears less certain than the statements that you are not subject to cybersecurity review or the Security Administration Draft.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of and throughout Amendment No. 1 accordingly.

3. Please revise your disclosure to discuss China’s Enterprise Tax Law (“EIT Law”), as applicable. We note your discussions under “Dividend Policy” on page 48 as well as “PRC Taxation” on page 111 as well as your corporate structure which includes the wholly-owned Hong Kong subsidiary Smart Digital (HK) Culture Limited (“Smart Digital HK”).

Response: We respectfully advise the Staff that we provided disclosures on China’s Enterprise Income Tax Law in appropriate contexts of the Draft Registration Statement, which is the proper name for China’s “Enterprise Tax Law” as referenced in the comment above.

4. Please revise your disclosure to affirmatively state, if true, that you do not use a VIE structure.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No. 1 accordingly.

5. You state that as of the date of the prospectus, none of your subsidiaries has made any dividends or distributions to the Company, and the Company has not made any dividends or distributions to shareholders. Please revise to indicate whether the Company has made any dividends or distributions to your subsidiaries.

Response: We respectfully advise the Staff that the Company is not in a position to make any dividends or distributions to its subsidiaries because the subsidiaries are not shareholders of the Company and accordingly, the subsidiaries have no right to such dividends or distributions under the laws of the Company’s jurisdiction of incorporation, and that the Company disclosed on the cover page of the Draft Registration Statement that “[a]s of the date of this prospectus, no cash transfer or transfer of other assets has occurred between our Company and our subsidiaries.”

6. We note throughout that you indicate that legal and operational risks associated with operations of your PRC subsidiaries being based in China, which could result in material changes in the operations of your PRC subsidiaries. Please revise throughout to clarify that the legal and operational risks associated with operating in China also apply to operations in Macau.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of and throughout Amendment No. 1 accordingly.

7. Disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Macau have or may impact the company’s ability to conducts its business, accept foreign investment, or list on a U.S./foreign exchange.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No. 1 accordingly.

Overview, page 1

8. You state that your revenue has demonstrated significant growth in the previous two fiscal years, representing a growth rate of 429.0% and a net income growth rate of 1,404.9%. Disclose that this growth is due to the expansion of the scope of your business in 2023, with the addition of internet media services, software customization and marketing, and business planning and consulting services. Disclose the percentage of the increase in revenue that was due to the addition of the businesses as opposed to an organic increase in revenue, and indicate, if true, that you do not expect these significant growth rates to continue in future periods.

Response: In response to the Staff’s comment, we have revised our disclosure on page 1 of Amendment No. 1 accordingly.

Summary of Risk Factors, page 1

9. Please revise the cross-references to the individual risk factors to include the page number where each risk factor can be found. We note your disclosure at the beginning of each risk factor subsection providing a page range where the associated risk factors are disclosed.

Response: In response to the Staff’s comment, we have revised our disclosure in the Summary of Risk Factors of Amendment No. 1 accordingly.

10. Please revise your risk factor title and discussion here and in your Risk Factors section, including the risk factor beginning “Given the Chinese government’s significant oversight and discretion...” on page 27 to reflect that the Chinese government has significant “oversight and control” over the conduct of the PRC subsidiaries’ business, rather than “oversight and discretion.”

Response: In response to the Staff’s comment, we have revised our disclosure on pages 3 and 28 of Amendment No. 1 accordingly.

Risks Relating to Doing Business in Macau and Singapore, page 3

11. Include risk factor disclosure here and in the risk factor section explaining whether there are laws/regulations in Macau that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 4 and 33 of Amendment No. 1 accordingly.

Permissions and Approvals in Macau, Singapore and mainland China, page 4

12. State affirmatively here and elsewhere as appropriate whether you and your subsidiaries have received all requisite permissions or approvals from PRC and Macau authorities required to operate your business and to offer the securities being registered to foreign investors, and whether any permissions or approvals have been denied. The disclosure currently notes only that certain subsidiaries have not received notification regarding non-compliance or that a particular license is required to operate the business. To the extent you rely on an opinion of counsel, name counsel and file the consent of counsel as an exhibit.

Response: In response to the Staff’s comment, we have revised our disclosure on page 5 of Amendment No. 1 accordingly. We will file the consent letters of counsel as exhibits in subsequent amendments.

Corporate Information , page 7

13. We note that your website address is www.smdmeta.com and that you disclose on page 88, for example, that you will make your Code of Business Conduct and Ethics publicly available on your website prior to the closing of this offering. However, we note that your website does not appear to be fully functional, including what appears to be stock imagery of certain individuals. Please advise.

Response: We respectfully advise the Staff that our corporate website is mostly in Chinese and might be a bit difficult to navigate. We are in the process of updating our corporate website to include English information about our Company as of the date of this letter.

Corporate Structure, page 7

14. Please revise your corporate structure diagram here and on page 53 to reflect the ownership percentage held in each of your entities. In this regard, we note your disclosure elsewhere that Smart Digital Meta is wholly-owned by SMD, however, this is not currently reflected in the diagram. Further, please revise your footnotes to the diagram to reflect any related party relationships or other affiliated relationships with your company and subsidiaries. We note that footnote (4), for example, reflects holdings by LIAO Junhui, who is disclosed in the “Related Party Transactions” section on page 91 as your Shareholder Legal representative, executive director, and manager of Smart Digital (Guangzhou) Time Culture Development Co., Ltd., or Smart Digital GZ, one of your PRC operating subsidiaries. Also identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 8 and 54 of Amendment No. 1 accordingly.

Risk Factors

Risk Relating to Our Business and Industry

Risks relating to the business planning and consulting services

Demand for the business development and consulting services may decrease if the operating entities are unable... , page 15

15. Please revise this risk factor to, by way of example or otherwise, briefly describe the technologies, leading technologies and future technologies referenced in this risk factor that your consulting services are based on and that you then derive a significant portion of your revenues. In this regard, your disclosure is high-level and general rather than specific to your business and operations. Consider whether other risk factors in this section and in your Risk Factor section in general should be similarly revised to concisely add detail specific to your business activities.

Response: In response to the Staff’s comment, we have revised our disclosure on page 16 of Amendment No. 1 accordingly.

We have historically been significantly reliant on related party loans., page 23

16. Please revise this risk factor to provide context for your statement that you have significantly relied on related party loans by revising to include dollar amounts in outstanding related party loans, for example. We note your cross-reference to the section titled “Related Party Transactions” beginning on page 91.

Response: In response to the Staff’s comment, we have revised our disclosure on page 24 of Amendment No. 1 accordingly.

Enforceability of Civil Liabilities, page 45

17. Please revise this section to discuss enforceability of civil liabilities in Hong Kong if any of your officers or directors are located in Hong Kong. We note your disclosure elsewhere that when taking certain corporate actions certain members of your board of directors may be physically located in Singapore.

Response: We respectfully advise the Staff that none of our directors or officers are located in Hong Kong as of the date of this letter.

18. We note that it appears that one or more of your directors, officers  or members of senior managements are located in the PRC/Hong Kong. If so, please revise this section to (i) state that is the case and identify the relevant individuals and where they are located, and (ii) include a separate “Enforceability” section, consistent with Item 101(g) of Regulation S-K, and risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals (i.e., it will be much more difficult to take these actions).

Response: In response to the Staff’s comment, we have revised our disclosure on pages 33 and 46 of Amendment No. 1 accordingly.

Exchange Rate Information, page 47

19. We note the tables related to the exchange rates for Singapore dollars and RMB. Please revise this section to include a table and other information as applicable to account for the Macanese Pataca and MOP. In this regard, we note your disclosure on page iii that your business operations are conducted by three operating entities, including Aosi in Macau using the Macanese Pataca.

Response: We respectfully advise the Staff that the Macanese Pataca (MOP) is pegged to the Hong Kong dollar, which is pegged to the U.S. dollars. The Macanese Pataca is currently pegged at approximately 8.0652 Macanese Pataca to one U.S. dollar. We disclosed such information on page 47 of the Draft Registration Statement.

Dividend Policy, page 48

20. Please revise this section to include a discussion of any restrictions or regulations in Macau relating to the payment of dividends.

Response: In response to the Staff’s comment, we have revised our disclosure on page 50 of Amendment No. 1 accordingly.

Corporate History and Structure

Our Corporate History, page 52

21. Please revise this section to briefly provide additional detail regarding the history of transactions that led to your current corporate structure, including the involvement of related parties or entities controlled by related parties. For example, please expand your discussion regarding the parties and transactions involved in the “equity transfers” on October 25, 2022 and January 8, 2023 resulting in Aosi, your Macau operating subsidiary, becoming a wholly-owned subsidiary of Smart Digital Meta.

Response: In response to the Staff’s comment, we have revised our disclosure on page 53 of Amendment No. 1 accordingly.

COVID-19 Pandemic Affecting our Results of Operations, page 55

22. You state that the COVID-19 pandemic adversely affected the operating entities’ business operations in the fiscal years ended September 30, 2023 and 2022, but at the same time state that the COVID-19 pandemic has had minimal impact on the operating entities’ business and operations. Please revise to reconcile these statements. To the extent that operations during these periods were not materially impacted by COVID-19, please consider removing this disclosure.

Response: In response to the Staff’s comment, we have revised our disclosure on page 56 of Amendment No. 1 accordingly.

Business, page 64

23. We note your discussion regarding potential chargebacks and other losses for various reasons, including fraud in the risk factor beginning “[t]he operating entities’ business may be subject to chargebacks...” on page 12. Please revise your Business section and elsewhere as applicable to discuss any policies, procedures or other measures you have in place to prevent or reduce incidents of fraud or other negative outcomes.

Response: In response to the Staff’s comment, we have revised our disclosure on page 13 of Amendment No. 1 accordingly.

Our Services

Internet media services, page 66

24. We note that during fiscal year 2023, Aosi provided internet media services to one corporate customer based in Hong Kong and that internet media services accounted for 21.47% of total revenue in the same period. Please revise to disclose the name of the customer and whether this customer is a related party or otherwise affiliated with your officers, directors or other entities. Additionally, please revise to provide a summary of the key terms of this agreement. We note that you intend to file the agreement as Exhibit 10.4 in subsequent amendments.

Response: In response to the Staff’s comment, we have revised our disclosure on page 67 of Amendment No. 1 accordingly.

Software customization and marketing services, page 66

25. Please revise your disclosure here and elsewhere as appropriate to discuss whether your software customization and marketing services are web-based and, if so, please provide any applicable website for this business. In this regard, we note that your disclosure reflects that the proprietary software includes functions related to customers establishing an online store and well point-based loyalty programs tied to a customer’s buyers’ engagement.

Response: In response to the Staff’s comment, we have revised our disclosure on page 68 of Amendment No. 1 accordingly.

Business planning and consulting services, page 67

26. We note that you delivered services related to consulting and designing services focusing on digital products, such as non-fungible token (NFT) products, where “the operating entities design tailor-made NFT products based on customers’ requirements.” Please revise this section to briefly expand your disclosure to explain what specific activities are involved in designing tailor-made NFT products. We note your disclosure stating that you do not have custody, operate or maintain and NFT trading platforms, do not invest in NFTs and do not accept payment in the form of digital assets.

Response: In response to the Staff’s comment, we have revised our disclosure on page 68 of Amendment No. 1 accordingly.

Our Suppliers, page 68

27. Please revise your disclosure here and elsewhere as appropriate to discuss whether you have entered into any written agreements with your third-party suppliers, including the three suppliers that accounted for more than 10% of your total operating costs. As applicable, please file any agreements required to be filed by Item 601(b)(10) of Regulation S-K. Last, please revise your disclosure throughout your registration statement to clarify whether you are referring to suppliers or customers as there appears to be instances where these terms are used interchangeably. For example, in the last paragraph on page 68 you discuss your suppliers but then also state that “Feitongxiaoke Cultural Communication Co., Ltd. was the second largest customer in the fiscal year of 2022 and 25% of its shares are owned by Mr. SAM WAI HONG, our Chairman of the Board of Directors. None of the other major suppliers were our related parties.”

Response: In response to the Staff’s comment, we have revised our disclosure on page 69 of Amendment No. 1 accordingly. We will file agreements with the top three suppliers for the fiscal year of 2023 in subsequent amendments.

Regulations

PRC Regulations Related to Mergers and Acquisitions and Overseas Listings

Overseas Listings, page 80

28. Here and elsewhere throughout your registration statement you discuss that your PRC legal counsel, AllBright Law Officer (Xiamen), has advised that you are not required to complete the filing procedure with the CSRC pursuant to the Trial Measures, including because “the operating revenue, total profit, total assets, or net assets...accounted for by the PRC subsidiaries are all under 50%.” Please revise your disclosure to discuss this point in greater detail, for example, providing a brief discussion of the relevant portions of the Trial Measures that address this threshold requirement and permit you to not be required to complete the CSRC filing procedure. Additionally, we note that as disclosed, all legal and operational risks associated with the PRC apply to Hong Kong and Macau, and that Macau is a Special Administrative Region of the PRC. Further, your table under “Our Customers” on page 68 reflects that 90.8% of all revenues in fiscal year 2023 were generated in mainland China and Macau, or 27% and 63.8%, respectively. However, it appears that the determination that you are not required to complete the filing procedure with the CSRC pursuant to the Trial Measures excludes Macau when determining the “under 50%” threshold for certain financial information. Please expand your disclosure to briefly explain and reconcile.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 26 and 81 of Amendment No. 1 accordingly.

Related Party Transactions

Material Transactions with Related Parties, page 91

29. We note that you list several entities, including those that your Chairman of the Board, Sam Wai Hong, controls or has an ownership interest. Please revise your disclosure here and elsewhere throughout your registration statement as appropriate to briefly provide additional detail regarding the services or other resources provided by the related entities to the company. We note your disclosure in Note 10 to the financial statements as well.

Response: In response to the Staff’s comment, we have revised our disclosure on page 92 and note 10 to our consolidated financial statements of Amendment No. 1 accordingly.

Consolidated Balance Sheets, page F-3

30. We note the balance of “Accounts receivable, net” at September 30, 2023 was greater than 90% of the amount of revenue generated for the year then ended. Please explain to us, and disclose as appropriate, the reason for this apparent relatively high relationship. Also explain the impacts on your operating cash flow of carrying such a high balance of accounts receivable, whether you have any concerns on the collectability of the balance, and your expectations on when the balance will be collected.

Response: In response to the Staff’s comment, we have revised our disclosure on page F-17 of Amendment No. 1 accordingly. As of the date hereof, the subsequent collection of accounts receivable occupied 59.69% of the total balance as of September 30, 2023. We predict the total collection of accounts receivable by the end of September 30, 2024 under the reasonable estimation. We generated positive operating cash flow in 2022 but negative operating cash flow in 2023 mainly due to the deterioration of macroeconomic environment. After negotiation with our customers, we have little concerns in gradually collecting the remaining amount. We also apply for extension for another 6 months of credit period from suppliers to support our operation-related working capital.

General

31. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: We respectfully noted the Staff’s comment and undertake to provide the Staff with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not we retained, or intend to retain, copies of those communications.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Sam Wai Hong
Sam Wai Hong
Chairman of the Board of Directors of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC